Exhibit (e)(5)

MUTUAL NON-DISCLOSURE AGREEMENT

Effective Date: July 26, 2016

Applied Micro Circuits Corporation, a Delaware corporation with its principal place of business located at 4555 Great America Parkway, Santa Clara, California 95054, USA, on behalf of itself and its Affiliates (collectively, “APM”), and MACOM Technology Solutions Inc., with its principal place of business located at 100 Chelmsford Street, Lowell, MA 01851, on behalf of itself and its Affiliates (collectively, “Company”), hereby enter into this Mutual Non-Disclosure Agreement (“Agreement”), as follows:

1.	Definitions:

“Affiliate” of a Party means an entity that, directly or indirectly, controls, is controlled by, or is under common control with that Party, where “control” means ownership or control of more than fifty percent (50%) of the voting power of securities or interests in the entity controlled.

“Confidential Information” means non-public, confidential and/or proprietary information disclosed by a Party to the other Party (or to the other Party’s approved contractors, agents and advisors), including but not limited to business, marketing, and technical plans; strategies; employees; financial information, analyses, and forecasts; intellectual property and/or the subject matter thereof; information concerning existing and future products and services; and the existence of this Agreement and the proposed potential business relationship or transaction between the Parties to which this Agreement relates.

“Discloser” means a Party disclosing Confidential Information pursuant to this Agreement.

“Party” means either APM or Company.

“Purpose” means the evaluation of a potential business transaction between the Parties and the undertaking of such transaction.

“Recipient” means a Party receiving Confidential Information pursuant to this Agreement, including its directors, employees, contractors, agents, and advisors.

2. Term: This Agreement shall commence upon the Effective Date and shall remain in effect for one (1) year thereafter, unless terminated earlier (“Term”). Recipient shall not disclose, and shall protect against disclosure of, Confidential Information from the date of disclosure through three (3) years after the end of the Term (“Confidentiality Period”). Any Confidential Information disclosed prior to the Effective Date shall be accorded the same protection as Confidential Information disclosed during the Term. Either Party may terminate this Agreement at any time without cause upon written notice to the other Party; however, all obligations of confidentiality and related covenants shall survive termination or expiration of this Agreement for the duration of the Confidentiality Period.

3. Use of Confidential Information: Recipient shall have the right to make use of Confidential Information solely during the Term and solely for the Purpose, to the extent that this Agreement is not superseded by a subsequent agreement that governs the exchange of Confidential Information. Notwithstanding the foregoing, Company will not, without the prior written consent of APM, discuss with any third party the potential opportunity to participate with Company in connection with implementing the Purpose or solicit from any third party any equity or debt financing assistance relating to the Purpose. Upon the written request of Discloser, Recipient shall promptly return all Confidential Information received from Discloser, together with all copies, or, if requested by Discloser, certify that all such Confidential Information, together with all copies, has been destroyed.

4. Care of Confidential Information: Recipient shall protect Confidential Information by using the same degree of care to prevent the unauthorized use, dissemination, or publication of such Confidential Information as Recipient uses to protect its own confidential information of a like nature, but no less than a reasonable degree of care. A Party will not give its directors, employees, contractors, agents, and advisors access to Confidential Information received from a Discloser, or approve any such persons for receipt of Confidential Information directly from the Discloser, until such Party has ensured that the Recipient is aware of this Agreement and is under an obligation to honor it.

5. Information That Is Covered: Recipient shall have an obligation to protect only that Confidential Information which either (a) is marked, identified as, or otherwise acknowledged to be confidential at the time of disclosure to Recipient, or (b) should reasonably be expected to be considered confidential or proprietary based upon the nature of the information and the circumstances of disclosure, including but not limited to information that may come to Recipient’s knowledge as a result of visiting any of the facilities of Discloser. Confidential Information shall be disclosed to or shared among other Recipients solely on a need to know basis. Copies of Confidential Information shall only be made by Recipient as necessary for the Purpose, and any copies made by Recipient of any Confidential Information shall be labeled or identified as confidential, proprietary, or the like, and shall be subject to all terms and provisions of this Agreement.

6. Exclusions: Recipient shall have no duty to protect against disclosure of information that: (a) was rightfully in Recipient’s possession before receipt from Discloser, as substantiated by written records or documentation of Recipient; (b) is or becomes a matter of public knowledge through no fault of Recipient; (c) is rightfully received by Recipient from a third person without a duty of confidentiality; (d) is independently developed by Recipient, as substantiated by written records or other documentation of Recipient; (e) is disclosed under requirement of law or court order, provided that Recipient (i) shall only disclose that portion of the Confidential Information that is legally required; (ii) shall have made a reasonable effort to prevent, obtain relief from and/or obtain protective orders with respect to such disclosure requirements, and (iii) shall have promptly notified Discloser of the existence of any such disclosure requirement so as to afford Discloser adequate opportunity to do likewise; or (f) is disclosed by Recipient with Discloser’s prior written approval.

7. Warranty: Each Discloser warrants that it has the right to make the disclosures made pursuant to this Agreement. NO OTHER WARRANTIES ARE MADE BY EITHER PARTY UNDER THIS AGREEMENT. ANY INFORMATION EXCHANGED UNDER THIS AGREEMENT IS PROVIDED “AS IS”.

8. Rights: Confidential Information is and shall remain the property of Discloser along with all associated intellectual property rights owned by Discloser. Neither the disclosure of Confidential Information, the expiration of the duty to protect from disclosure, or anything else contained in this Agreement (including, without limitation, the right to use Confidential Information as set forth above) shall be construed as granting or conferring any right or license under any patent, trade secret, copyright, or other intellectual property right of any Discloser. Neither Party shall reverse engineer, disassemble, or decompile any prototypes, software or other tangible objects which constitute or embody the other Party’s Confidential Information.

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9. Material Non-Public Information: By executing and delivering this Agreement, each Party confirms to the other that it is aware and that its representatives have been advised that the Federal and state securities laws of the United States prohibit any person who possesses material, non-public information about a company from purchasing or selling securities of such company.

10. Additional Covenants: In consideration of and as a condition to the exchange of Confidential Information hereunder, the Parties agree that each Recipient and its Affiliates will not, without the prior written consent of Discloser, for a period of 12 months from the Effective Date, directly or indirectly solicit or cause to be solicited for employment any current employee of Discloser or any of its Affiliates of whom Recipient first learned of pursuant to disclosures made under, or activity conducted pursuant to, this Agreement; provided, however, that the foregoing restriction will not apply or restrict any covered employees from applying or responding to any solicitation directed at the public in general, nor will it prohibit any Recipient from considering or hiring for employment persons who respond to a solicitation directed at the public in general.

Miscellaneous

11. This Agreement, and the discussions and activities undertaken pursuant to this Agreement, impose no obligation on either Party to enter into any transaction or to purchase, sell, license, transfer, or otherwise dispose of any technology, services, products, stock, or assets. Either Party may terminate discussions and negotiations at any time and for any reason. Until a written definitive agreement concerning any transaction has been executed and delivered, neither Party will have any liability to the other Party with respect to any proposed transaction, other than a breach of the confidentiality obligations and other covenants contained herein, whether by virtue of this Agreement or by any other written or oral expression with respect to the transaction or otherwise.

12. APM and Company are independent contractors, and nothing contained in this Agreement shall be construed to constitute APM and Company as partners, joint venturers, co-owners, or otherwise as participants in a joint or common undertaking.

13. This Agreement shall not be assignable or transferable without the prior written consent of the other Party, which shall not be unreasonably withheld or delayed. A waiver of a failure to comply hereunder shall be effected only in writing, signed by the waiving Party, and shall not constitute a waiver of any other failures to comply hereunder. All additions or modifications to this Agreement must be made in writing and must be signed by authorized representatives of both Parties.

14. The Parties expressly agree that due to the unique nature of each Discloser’s Confidential Information, monetary damages may be inadequate to compensate Discloser for any breach by Recipient of its covenants and agreements set forth in this Agreement. Accordingly, each Party acknowledges and agrees that any such violation or threatened violation may cause irreparable injury to Discloser and that, in addition to any other remedies that may be available, in law, in equity, or otherwise, Discloser shall be entitled to seek injunctive relief against the threatened breach of this Agreement or the continuation of any such breach by Recipient, without the necessity of proving actual damages.

15. Each Recipient will comply with all applicable U.S. government export and import laws and regulations. Further, each Recipient agrees that unless authorized by applicable government license or regulation, including but not limited to any U.S. authorization, Recipient will not directly or indirectly export or re-export, at any time, any Confidential Information or technical information, technology, software, or other commodity furnished or developed under this Agreement, to any prohibited country (including release of such Confidential Information or technical information, technology, software, or other commodity to nationals, wherever they may be located, of any prohibited country) as specified in applicable U.S. export, embargo, and sanctions regulations. This Section will survive termination or expiration of this Agreement.

16. Notices are deemed effective (a) upon delivery, if delivered by hand or via email or fax, or, (b) the earlier of five (5) days after the date of sending to or the date of receipt by the persons named below and signing on behalf of each Party, if sent via receipted courier or certified (or its equivalent) mail return receipt requested. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Facsimile or emailed copies of this Agreement and the signatures thereon shall be treated as originals.

17. This Agreement is made under and shall be governed by and construed in accordance with the laws of the State of California, USA, without giving effect to its principles regarding conflicts of law, and any disputes arising out of this Agreement shall be settled under California law.

18. This Agreement is the product of both of the Parties hereto, and constitutes the entire agreement between the Parties relating to the protection of Confidential Information exchanged hereunder, and supersedes all prior written and oral communications and negotiations of the Parties with regard to the protection of such Confidential Information.

The Parties agree to the terms and conditions of this Mutual Non-Disclosure Agreement effective as of the Effective Date first above written.

Applied Micro Circuits Corporation		MACOM Technology Solutions Inc.

By:	/s/ Paul L. Alpern	By:	/s/ Karen Hanlon
Printed Name:	Paul L. Alpern	Printed Name:	Karen Hanlon
Title:	Associate General Counsel	Title:	Contracts Manager
Date:	July 27, 2016	Date:	7-27-2016

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